Prospectus Supplement No. 2	Filed Pursuant to Rule 424(b)(3)
(To Prospectus dated January 2, 2008)	Registration No. 333-145939

CLEANTECH BIOLFUELS, INC.
18,880,133 Shares of Common Stock

This prospectus supplement no. 2, which we refer to herein as this prospectus supplement, supplements and amends the prospectus dated January 2, 2008 (as amended and supplemented by the prospectus supplement dated January 10, 2008), relating to the offer and sale by the selling stockholders identified in the prospectus of shares of common stock of CleanTech BioFuels, Inc.

The purpose of this prospectus supplement is to modify the “Selling Stockholder” section of the prospectus to remove certain previously listed stockholders (the “Stockholders”) and their shares of our common stock (the “Shares”) from the list of selling stockholders as follows:

Selling Stockholder	Shares Removed
Brite Star Associates, Inc.	1,777,867
Fountain Consulting, Inc.	1,482,000
St Ives Consulting, Inc.	1,368,000
Trinity Enterprises, L.L.C.	1,966,667
Padstow Estates, Inc.	1,966,667

We are removing the Stockholders and the Shares because of a dispute between certain parties as to the beneficial ownership of those shares. Until resolution of this dispute we can not be certain whether information provided by each Stockholder in the Selling Stockholder Questionnaire (each, a “Questionnaire”) submitted to us prior to the filing of our Registration Statement on Form SB-2 of which the prospectus, as supplemented, is a part, is entirely accurate. Attempts by the Company to independently verify the accuracy of the information in the Questionnaires have proven to be unsuccessful. As a result and after consulting with counsel, the Company has suspended the registration rights provided to the Stockholders pursuant to the Investors’ Rights Agreement dated as of April 17, 2007 to which each Stockholder is a party, which includes naming the Stockholders as a selling stockholder in the prospectus, until the nature of the beneficial ownership of each Selling Stockholder is resolved.  To our knowledge, the Stockholders have not yet sold any of the Shares.

This prospectus supplement includes a new “Selling Stockholder” section that omits the Stockholders and Shares and supersedes in its entirety the “Selling Stockholder” section in the prospectus.

This prospectus supplement should be read in conjunction with and accompanied by, and is qualified by reference to, the prospectus dated January 2, 2008 and the prospectus supplement dated January 10, 2008, except to the extent that the information in this prospectus supplement updates and supersedes the information contained in those documents.  This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus dated January 2, 2008 including any amendments or supplements thereto.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS SUPPLEMENT IS FEBRUARY 24, 2009

SELLING STOCKHOLDERS

The shares to be offered by the selling stockholders are “restricted” securities under applicable federal and state securities laws and are being registered under the Securities Act of 1933, as amended, or the Securities Act, to give the selling stockholders the opportunity to publicly sell or otherwise dispose of those shares. The registration of these shares does not require that any of the shares be offered or sold by the selling stockholders. The shares included in this prospectus may be disposed of by the selling stockholders or their transferees on any stock exchange, market, or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. We will not control or determine the price at which a selling stockholder decides to dispose of its shares.

No estimate can be given as to the amount or percentage of our common stock that will be held by the selling stockholders after any sales or other dispositions made pursuant to this prospectus because the selling stockholders are not required to sell any of the shares being registered under this prospectus. The following table assumes that the selling stockholders will sell all of the shares listed in this prospectus.

None of the selling stockholders has, or within the past three years has had, any material relationship with us, our predecessors or any of our affiliates.  We have not, and are not required, to make any payments to any selling stockholder, affiliate of any selling stockholder or any person who has a contractual relationship with a selling stockholder except for interest due or any interest or penalties that may accrue under the debentures in the future as disclosed in the table below.  No selling stockholder is a broker-dealer or an affiliate of a broker-dealer.

The following table sets forth the beneficial ownership of the selling stockholders:

	Shares of Common Stock Owned Prior to the Offering		Number of Shares of Common Stock Offered for Sale	Shares of Common Stock to be Owned After the Offering
Selling Stockholder	Number	Percentage		Number	Percentage

Two Shamrocks, Inc. (1)	1,600,000	3.28%	1,600,000	0	0.0%
STL Capital Holdings, Inc. (2)	1,638,933	3.36%	1,638,933	0	0.0%
IS Investments, Inc. (3)	786,667	1.59%	786,667	0	0.0%
Leggwear International, Ltd. (4)	786,667	1.59%	786,667	0	0.0%
Anahuac Management, Inc. (5)	1,573,333	3.13%	1,573,333	0	0.0%
Agest, Inc. (6)	1,180,000	2.36%	1,180,000	0	0.0%
James Karl	157,333	*%	157,333	0	0.0%
Gary Slay	236,000	*%	236,000	0	0.0%
Jeff Slay	236,000	*%	236,000	0	0.0%
Jill Garlich	236,000	*%	236,000	0	0.0%
Michael McMahon	118,000	*%	118,000	0	0.0%
John A. Caito	78,667	*%	78,667	0	0.0%
Glen T. Slay	2,201,579	4.37%	1,691,333	510,246	*%
    _______________
 * less than 1%.

(1)
Anthony D. Cupini, who serves as the President and sole shareholder of Two Shamrocks, Inc., has sole voting and dispositive power over the shares owned by Two Shamrocks, Inc.  Two Shamrocks acquired its shares by converting convertible notes issued in 2003 by Long Road Entertainment into common stock prior to the merger between SRS Energy and us.

(2)
Anthony D. Cupini, who serves as the President and sole shareholder of STL Capital Holdings, Inc., has sole voting and dispositive power over the shares owned by STL Capital.  STL Capital acquired its shares by converting convertible notes issued in 2003 by Long Road Entertainment into common stock prior to the merger between SRS Energy and us.

(3)	Richard Sauget, who serves as the President and Director of IS Investments, has sole voting and dispositive power over the shares owned by IS Investments.

(4)	Keith Burant, who serves as the Director of Leggwear International, Ltd., has sole voting and dispositive power over the shares owned by Leggwear.

(5)	Yuriy Memenov, who is the 100% owner and serves as the President of Anahuac Management, Inc., has sole voting and dispositive power over the shares owned by Anahuac.

(6)	Eugene P. Slay, who is the 100% owner and serves as the President of Agest, Inc., has sole voting and dispositive power over the shares owned by Agest.